UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[Mark One]

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the calendar year ended: December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

COMMISSION FILE NUMBER: 0-20330

GARDENBURGER, INC.
401(k) PROFIT SHARING PLAN
(FULL TITLE OF THE PLAN)

GARDENBURGER, INC.
1411 S.W. Morrison Street
Suite 400
Portland, Oregon 97205
(NAME AND ADDRESS OF ISSUER)

GARDENBURGER, INC.
401(k) PROFIT SHARING PLAN

Table of Contents



Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report

The Plan Administrator
Gardenburger, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Gardenburger, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
June 6, 2003



GARDENBURGER, INC.
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments, at fair value:		
Participant directed:		
Shares in a registered investment company:		
Fidelity Magellan Fund	$ 371,807	441,551
Columbia Daily Income Company	451,212	300,246
Columbia Fixed Income Securities Fund	224,270	222,659
Columbia Balanced Fund	86,857	77,589
Columbia Growth Fund	648,075	1,057,736
Columbia Small Cap Fund	95,858	80,220
Columbia Strategic Value Fund	10,043	—
Liberty Large Co Index Fund	89,711	76,690
Janus Worldwide Fund	245,299	351,255
Common stock:		
Gardenburger, Inc.	38,484	25,307
Participant loans	28,809	30,649
Total investments	2,290,425	2,663,902
Receivables:		
Participant contributions	12,744	11,300
Employer contributions	3,955	3,383
Total receivables	16,699	14,683
Assets available for benefits	2,307,124	2,678,585
Liabilities:		
Excess employer contributions	348	—
Net assets available for benefits	$ 2,306,776	2,678,585

See accompanying notes to financial statements.

GARDENBURGER, INC.
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2002 and 2001

		2002	2001
Additions:			
Participant contributions	$	415,197	404,294
Rollover contributions		34,760	13,514
Employer contributions		86,581	76,468
Interest income		2,220	2,380
Total additions		538,758	496,656
Deductions:			
Benefits and withdrawals paid to participants		284,433	445,583
Excess contributions		348	—
Total deductions		284,781	445,583
Net increase before net depreciation in fair value of investments		253,977	51,073
Net depreciation in fair value of investments		(625,786)	(510,394)
Net decrease		(371,809)	(459,321)
Net assets available for benefits, beginning of year		2,678,585	3,137,906
Net assets available for benefits, end of year	$	2,306,776	2,678,585

See accompanying notes to financial statements.

GARDENBURGER, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Plan Description

The following description of the Gardenburger, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

(a) General

The Plan is a defined contribution plan established by Gardenburger, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b) Eligibility

Employees are eligible to participate in the Plan if the employee is not a leased employee or a nonresident alien and has attained the age of 17.

(c) Contributions

Eligible employees may contribute an amount up to $11,000 and $10,500 in 2002 and 2001, respectively, as defined by the Plan, subject to the limits in the IRC. The Company matches 100% of each participant's elective contribution to a maximum of 2% of the participant's eligible compensation.

(d) Vesting

Participants are fully vested in their contributions, transfers from other qualified plans and the earnings thereon. Vesting in the participant's share of Company matching contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

Years of service	Percentage vested
Less than 2	0%
2	20 %
3	40 %
4	60 %
5	80 %
6	100 %

Participants earn one year of credited service for each Plan year in which the participant is employed by the Company for 1,000 hours of service. In addition, a participant becomes 100% vested in the participant's share of Company matching contributions and the earnings thereon upon retirement after reaching age 62, death, or total, and permanent disability while employed.

(Continued)

(e) ***Participant Loans***

Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $1,000 minimum and other certain restrictions. As these loans are repaid by the participant, the proceeds, including interest, are returned to the participant's account. Loans are repayable through payroll deductions over periods ranging up to five years or up to ten years for the purchase of a primary residence. The interest rate is determined by the plan administrator based on the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. The interest rate on outstanding loans at December 31, 2002 ranged from 5.25% to 10.50%, with maturities from 2003 to 2008.

(f) ***Benefits***

Upon termination of service, death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The normal form of payment is a lump-sum distribution.

(g) ***Withdrawals***

Except upon death, total disability, termination, or retirement, withdrawal of participant balances requires approval of the plan administration. Such approval is limited to cases of financial hardship, as allowed by the IRC.

(h) ***Participant Accounts***

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, the Company's matching contributions and an allocation of the Plan's net earnings and related administrative expenses. Allocation of earnings is based on the proportion of the participant's account balance to the total of all participants' account balances in that fund.

(i) ***Forfeited Accounts***

Participants who terminate employment forfeit the nonvested portion of Company matching contributions and the earnings thereon after a one-year break in service. Forfeitures are used to reduce future Company contributions. During 2002 and 2001, approximately $25,700 and $34,000, respectively, in forfeitures were used to reduce employer contributions. At December 31, 2002 and 2001, respectively, approximately $3,600 and $2,000 in forfeitures were available to reduce future employer contributions.

(j) ***Investment Options***

Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into a variety of shares in registered investment companies (mutual funds) offered by Columbia Funds (Columbia), and Gardenburger stock. Participants may change their investment elections on a daily basis.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b) Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Fair value for shares in registered investment companies is determined by quoted prices in an active market. Participant loans are valued at cost.

Interest income is recognized as earned on the accrual basis.

(c) Net Depreciation in Fair Value of Investments

Net depreciation in fair value of investments consists of the net change in unrealized depreciation during the year on investments held at the end of the year and the realized gain and loss on investments sold during the year.

Investments depreciated in value during 2002 and 2001 as follows:

		2002	2001
Shares in registered investment companies	$	589,181	485,848
Gardenburger, Inc. common stock		36,605	24,546
	$	625,786	510,394

Purchases and sales of securities are recorded on a trade date basis. Brokerage fees are incorporated within the investments' respective returns.

(d) Investment Risk

The Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

(e) Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(Continued)

(f) Administrative Expenses

Substantially all administrative expenses are paid by the Company.

(3) Tax Status

The Internal Revenue Service issued a determination letter dated January 23, 1996 stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that such discontinuance results in the termination of the Plan, all amounts credited to participant accounts become fully vested.

(5) Related Party Transactions

Certain investment funds are managed by Columbia. Columbia is an affiliate of Columbia Trust Company, the trustee as defined by the Plan and, accordingly, these investments and investment transactions qualify as party-in-interest transactions.

Schedule I

GARDENBURGER, INC.
401(k) PROFIT SHARING PLAN

EIN 93-0886359
Plan No. 001

Schedule H – Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
		Shares in a registered investment company:		
	Fidelity investments	Fidelity Magellan Fund	$ 553,236	$ 371,807
*	Columbia Funds	Columbia Daily Income Company	451,212	451,212
*	Columbia Funds	Columbia Fixed Income Securities Fund	218,655	224,270
*	Columbia Funds	Columbia Balanced Fund	104,630	86,857
*	Columbia Funds	Columbia Growth Fund	1,315,159	648,075
*	Columbia Funds	Columbia Small Cap Fund	129,511	95,858
*	Columbia Funds	Columbia Strategic Value Fund	10,486	10,043
	Galaxy Funds	Liberty Large Co Index Fund	131,625	89,711
	Janus Funds	Janus Worldwide Fund	431,032	245,299
		Common stock:		
*	Gardenburger, Inc.	Gardenburger, Inc.	133,521	38,484
*	Participants	Participant loans (interest ranging between 5.25% to 10.50% with maturities between 2003 to 2008)	—	28,809
		Total investments		$ 2,290,425

* Represents a party-in-interest transaction as of December 31, 2002.

Note: Cost is calculated on a moving average basis.

See accompanying independent auditors' report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 26, 2003

GARDENBURGER, INC.
401(k) PROFIT SHARING PLAN
(Name of Plan)

By: Lorraine Crawford

Lorraine Crawford
Vice President of Finance and
Corporate Controller

Exhibits.

The following document is an exhibit to this Form 11-K:

Exhibit No.	Document
23	Consent of Independent Auditors
99.1	Certification of Scott C. Wallace Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Lorraine Crawford Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002



Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Exhibit 23

Consent of Independent Auditors

The Board of Directors
Gardenburger, Inc.:

We consent to incorporation by reference in the Registration Statement No. 333-92665 on Form S-8 of Gardenburger, Inc. of our report dated June 6, 2003, with respect to the statements of net assets available for benefits of Gardenburger, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and 2001 and the related supplemental schedule as of December 31, 2002 which report appears in the December 31, 2002 annual report on Form 11-K of Gardenburger, Inc. 401(k) Profit Sharing Plan.

KPMG LLP

Portland, Oregon
June 23, 2003



Exhibit 99.1

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Gardenburger, Inc., an Oregon corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 11-K for the Gardenburger, Inc. 401(k) Profit Sharing Plan (the "Plan") for the year ended December 31, 2002 (the "Form 11-K"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 11-K fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Dated: June 23, 2003



Chairman, President and Chief Executive Officer

This Certification accompanies the Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, or incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference.

Exhibit 99.2

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Gardenburger, Inc., an Oregon corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 11-K for the Gardenburger, Inc. 401(k) Profit Sharing Plan (the "Plan") for the year ended December 31, 2002 (the "Form 11-K"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 11-K fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Dated: June 23, 2003



Vice President of Finance, Corporate Controller,
Secretary and Treasurer

This Certification accompanies the Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, or incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference.